FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K / A dated April 1, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Gyula Fezekas, Matáv IR
+36 1 457 6186
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

CTO LEAVES MATÁV

BUDAPEST – March 31, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider hereby announces that Manfred Ohl, Chief Technical Officer of Matáv leaves his position on April 30, 2004.

Manfred Ohl has been Matáv’s chief technical officer since January 1, 1999. It was under his direction that the Matáv Group Network Systems Line of Business was established, which he also ran from January 1, 2002. The Matáv Group achieved considerable success under his management in the expansion and modernization of the fixed network and in the mass growth of the new broadband services.

Starting from May 1, 2004 Mr. Manfred Ohl will fill the position of the chief technical officer of the telecom company of Croatia (Hrvatski Telekom).

The executive management of the Matáv Group express their thanks and appreciation to the chief technical officer who is leaving for his new assignment in Croatia.

Matáv’s Board of Directors will take a decision on the appointment of the new chief technical officer at a later date.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Please note that this is an amendment of the company’s filing dated on March 31, 2004.

Date: April 1, 2004